Barclays PLC One Churchill Place London E14 5HP Tel: 020 7116 1000 www.barclays.com 31 January 2011

Michael Seaman

Special Counsel

Securities and Exchange Commission

Washington D.C. 20549

USA

Dear Mr Seaman,

Barclays PLC and Barclays Bank PLC

Form 20-F for the Fiscal Year Ended December 31, 2009

File No. 0-10257, 1-09246

This letter responds to the comment letter (the ‘Comment Letter’) from the Staff of the Securities and Exchange Commission (the ‘Commission’), dated 22 December 2010, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (the ‘2009 Form 20-F’) of Barclays PLC and Barclays Bank PLC (collectively, ‘Barclays’).

Our responses to your comments are set out as an appendix to this letter. To facilitate the Staff’s review, Barclays has included in its responses the captions and numbered comments in bold text and has provided Barclays responses immediately following each numbered comment.

In some of the responses, and in light of the Staff’s comments, Barclays may provide further disclosures in our Annual Report on Form 20-F for 2010 (‘2010 Form 20-F’) that may differ from or supplement the corresponding disclosure in the Form 20-F. Barclays continues to believe its prior filings are in compliance with applicable disclosure rules and regulations promulgated by International Financial Reporting Standards and the Commission. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

Yours sincerely,

/s/ Chris Lucas

C.G. Lucas

Group Finance Director

Cc	David Irving
Sharon Blume
Eric Envall
(Securities and Exchange Commission)

George H White
John O’Connor
Elizabeth Davy
(Sullivan & Cromwell LLP)

Philip Rivett
Andrew Ratcliffe
(PricewaterhouseCoopers LLP)

Barclays Bank PLC. Authorised and regulated by the Financial Services Authority.

Barclays PLC. Registered in England. Registered No: 1026167. Registered Office: 1 Churchill Place, London E14 5HP.

Mr M Seaman

Securities and Exchange Commission

Appendix

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.	It does not appear that “clean” opinions of counsel have been filed in connection with Barclays Bank PLC’s ongoing sales of linked notes under its shelf registration statement (File No. 333-169119). Please advise us why “clean” opinions have not been filed, or if they have been filed, where they are located.

In connection with the filing by Barclays Bank PLC (“Barclays Bank”) of its shelf registration statement on Form F-3 on 31 August 2010 (“WKSI Shelf”), we filed “Exhibit 5” validity opinions both under New York law and English law as Exhibits 5.1 and 5.2, respectively, which provide forward-looking validity opinions for notes issued under the WKSI Shelf. Consistent with what we believe to be long-standing industry practice by many issuers with respect to SEC-registered medium-term note programs, including linked notes programs, such as ours, we have not filed a further “Exhibit 5” opinion omitting the assumptions and qualifications necessary for the forward-looking opinion for each issue of linked notes by Barclays Bank under the WKSI Shelf. Based on advice from our US legal counsel, Sullivan and Cromwell LLP, we believe that this practice is appropriately responsive to the exhibit requirement applicable to a shelf registration statement on Form F-3 in the context of a medium-term note program. We also believe this industry practice has developed because, given the often high volume and frequency of issuances under SEC-registered notes programs, delivering a further validity opinion at the time of each issuance would entail exceptional cost and expense to issuers. Such a requirement would be particularly burdensome for foreign private issuers where typically two legal opinions would be required (i.e., a New York law opinion as well as an opinion to address the laws of the issuer’s home country) instead of one legal opinion for U.S. issuers and could create a substantial impediment for an active issuer. For example, Barclays Bank issued 2,050 linked notes in 2010 under its WKSI Shelf (and under its predecessor WKSI shelf registration statement on Form F-3), an average of 171 linked notes per month. Delivering two additional opinions for each of these takedowns would have involved significant cost and imposed significant timing constraints on Barclays Bank. Barclays respectfully submits that the incremental benefit of further issue-specific validity opinions is not material to investors in SEC-registered linked notes, and that the cost and timing burdens that obtaining such opinions would impose on issuers such as Barclays Bank far outweigh any potential incremental benefit to investors.

Lastly, we note that, outside the context of its SEC-registered linked notes program, Barclays Bank files “clean” validity opinions in connection with each sale of its securities for its broader capital raising activities, including under its WKSI Shelf. As opposed to Barclays Bank’s linked notes products, these capital raising activities occur with much less frequency over the course of a particular year, but each involve a significantly greater investment amount than the individual issuances under the linked medium-term note program.

Section 1. Business Review

Balance Sheet Commentary

Adjusted Gross Leverage 2009/08, page 15

2.	We note your response to comment 5 in our letter dated September 8, 2010. Please tell us and revise your future filings to clarify your statement that the reduction in the adjusted gross leverage ratio from March 2009 – December 2009 was due to, “strong asset and liability management resulting in reductions in reverse repos and trading portfolio assets.” Describe specifically how you reduced these balances.

Mr M Seaman

Securities and Exchange Commission

Appendix

The reduction in assets was the result of strong balance sheet management in the normal course of business during the year. In 2009 Barclays managed balance sheet limits over time in order to reduce the adjusted gross leverage ratio in line with statements of intent to the market. Group Treasury agrees adjusted tangible asset targets at a segment level to manage the Global Barclays balance sheet and leverage ratio. Barclays Capital’s adjusted tangible assets are managed and reviewed by the monthly Barclays Capital Balance Sheet Steering Committee which operates between Treasury, Finance and the businesses. The Steering Committee agreed limits, lower than those in 2008, with each business across Barclays Capital and monitored balance sheet usage against those limits. Businesses were required to manage the balance sheet to defined limits and were not permitted to exceed them without prior approval by nominated Steering Committee members. The material balance sheet fluctuations were within the Prime Services business in reverse repos as a result of matchbook trading and the Fixed Income business in trading portfolio assets as a result of normal trading activities.

In future filings we will describe our governance for managing adjusted tangible assets and indicate the reasons for any material fluctuations, which are most likely to arise from normal trading activities.

Section 2. Risk Management

Credit Risk Management

Barclays Capital Credit Market Exposures

3.	We note your response to comment 7 to our letter dated September 8, 2010 regarding the Protium transaction. Please respond to the following additional comments:

•

Your response indicates that the asset purchase and working capital for the entity was funded by third party equity investors and by loan financing. However, in the case of the assets you transferred to Protium, the entire purchase consideration was a loan payable to you, slightly in excess of the total assets transferred. Please tell us why, and provide additional information about the capital structure of Protium.

The total financing raised by Protium at inception was $13.09bn, composed of the $12.64bn loan from Barclays and $450m in external financing (see below). The purchase price for the assets that Barclays sold to Protium was $12.29bn, being their fair value at the time. The financing raised exceeded the asset purchase price to enable the purchase of additional assets and to fund working capital.

As regards capital structure, the partnership issued three classes of notes – A, B and C. Their summarised terms are as follows:

A-Notes (original capital investment $450m)

•

Cumulative fixed rate partnership distributions of 27% ($121.5m) per annum for the first 5 years and 7% ($31.5m) per annum thereafter. There is no additional repayment of principal, i.e. in simple terms, the rate could be described as 7% per annum for ten years, with principal repaid over the first five years;

•	Distributions rank senior to the Barclays loan. The redemption amount is secured by a reserve account held by Protium and comprising cash and/or US Treasuries; and

•	Held by third party investors, including $50m held by the management team.

Mr M Seaman

Securities and Exchange Commission

Appendix

B-Notes ($500,000)

•	Holders are entitled to the residual value of Protium after payment of all other fees, debt and partnership interests;

•	Distributions rank junior to the Barclays loan and the C Notes; and

•	Held by third party investors, including $100,000 held by the management team.

C-Notes ($20,000)

•	Holders are entitled to distributions linked to the performance of Protium;

•	The majority of the C-Note distributions are deferred until such time as the Barclays loan has been repaid in full. If specified performance thresholds are not met, no distributions are made; and

•	Held by the fund management team – this is essentially their asset management fee.

•	Tell us why you structured the term of the note to be ten years, but project the weighted average cash flows for the assets originally transferred to be less than five years.

The loan was structured with a 10 year maturity to allow for the possibility of a slower than projected pay down of the assets and, therefore, the loan.

•	Tell us whether new assets acquired with proceeds from assets that mature or are sold from the original transfer serve as collateral for the loan.

The loan is secured by a charge over Protium’s assets1, which includes new assets that are acquired with the proceeds of sales or maturities.

•

Your disclosure on page 90 of your 2009 20-F indicates that Protium is obliged to pay principal and interest equal to the amount of available cash generated by the fund after payment of fund expenses and certain payments to the fund’s partners. Please provide additional information about the specific fund expenses and describe the payments to the fund’s partners, both in dollar amount and in terms of percentages of their original capital investment. Tell us why the transaction was structured this way, instead of just a normal loan contract with principal due at maturity.

The fund is an operating company that is, we understand, managed by approximately 80 employees at the present time. Its expenses include items such as staff costs, property rentals and general administrative and operating expenses.

The payments to the fund’s partners are described above, in the summary of Protium’s capital structure. The loan was structured in this way to enable repayment to occur as cash became available, whilst appropriately incentivising the management team and providing a return to third party investors.

•	Tell us whether you serve as the servicer of the new assets as new assets are purchased with the proceeds from asset maturities or as sales take place.

[1]	Excluding cash and US Treasuries held as security for the A-Note holders.

Mr M Seaman

Securities and Exchange Commission

Appendix

Barclays is not involved in the servicing of Protium’s assets.

Initially, HomEq (a Barclays subsidiary until August 2010) serviced the large majority of the whole loans that were sold to Protium at inception (whole loans made up $1.8bn of the total $12.3bn assets sold).

However, two relevant events have occurred since inception:

•

Protium decided to replace HomEq with a third party servicer. We understand that to ensure a smooth transition, the transfer of the servicing arrangements occurred in stages from early 2010 with the final whole loan portfolios being transferred in early 2011; and

•	Barclays sold HomEq to Ocwen Financial Corporation in August 2010.

•	Tell us whether any of the fund management team is from Barclays.

The initial management team of 45 individuals were all ex-employees of Barclays who left as a consequence of the transaction. The business has since grown and we understand now employs approximately 80 individuals. Of the approximately 35 new employees taken on since inception, four were recruited from Barclays.

•	Tell us about any rights Barclays has over Protium. For example, tell us whether you have the ability to approve any plans or budgets or have any veto rights over any major decisions; and

Barclays does not have rights of the type referred to. Its only rights are protective measures consistent with a secured loan of this nature.

Barclays can accelerate the loan in certain prescribed circumstances, all of which are outside of Barclays control. They include:

•	an event of default on the loan;

•	the occurrence of a Termination Event, being fraud, illegality, wilful misconduct or material breach;

•	a breach of the ECI Guidelines[2]; and

•	a requirement from the US Federal Reserve that Barclays terminate its relationship with Protium for Bank Holding Company Act purposes.

If either of the principals within the fund management team were to leave, there would be a 60 day period in which to renegotiate in good faith. If a mutually agreeable position was not agreed, Barclays loan would be subject to immediate repayment.

•

Provide any additional background for the business purpose of this transaction, particularly in light of the fact that a portion of your business is also to specialize in managing credit market assets and to maximize return from the assets.

[2]	A detailed set of guidelines that Protium needs to adhere to in order to avoid it establishing effectively connected income (“ECI”) of a US trade or business.

Mr M Seaman

Securities and Exchange Commission

Appendix

In the months prior to the transaction, Barclays objective was to reduce its credit market exposures (and this remains true today). Therefore, it had no appetite for any additional investment in these asset classes. As such, Barclays could not offer the management team – at that time Barclays employees – an attractive long-term career path. There was, therefore, a very significant risk that the team would leave, with the result that Barclays would no longer have the expertise necessary to manage these asset classes effectively.

The transaction had the following additional objectives:

•

To enable the costs of asset management to be defrayed by enabling the team to take on management of third party assets. This was not possible whilst they were employed by Barclays, since Barclays did not want additional exposure to these asset types;

•

To deliver more stable risk-adjusted returns, consistent with the assets’ multi-year duration, their expected cash flow characteristics and our view of the long term asset value. In this respect, our analysis demonstrated that the present value of the expected cash flows was significantly in excess of their fair value;

•	To significantly change our exposure to legacy credit market assets, which had a poor market perception, thereby reducing our exposure to volatile fair value movements; and

•

To remove potential external pressures, if the assets had been retained, to dispose of the assets at substantially lower values in the future, than were available at the time of the Protium transaction.

Section 3. Financial Statements

Consolidated income Statement, page 178

4.	We note you include the title “net income” on the income statement prior to the inclusion of most operating expenses. Please consider changing this line item title in future filings due to the fact that “net income” has a connotation of being the primary measure of profit of loss on a statement of financial position, and you use “profit before tax” as this measure of profit or loss.

Barclays has referred to its income after impairment as “Net Income” for many years and this is the term that shareholders, analysts and other external observers recognise and refer to when referring to effectively our “gross profit” figure. We do not consider that the use of the term in this way is confusing to our European shareholders. It is widespread practice for other European companies, including US registrants, to use the term “profit before tax” as the primary measure of profit or loss. However we are aware that this is a term with which many US readers will not be fully familiar and will clarify in our future filings that the term is not referring to ‘profit before tax’ and that the item is defined appropriately in our Glossary.

Note 28. Provisions, page 209

5.	Please tell us how you determined it was appropriate to aggregate commission clawbacks, warranties and litigation into one category (i.e. sundry provisions). We note that paragraph 87 of IAS 37 states that it would not be appropriate to treat as a single class amounts relating to normal warranties and amounts that are subject to legal proceedings.

Mr M Seaman

Securities and Exchange Commission

Appendix

Narrative detail of our legal disputes at 31 December 2009 is included at Note 35, ‘Legal Proceedings’. In this note we disclose that we do not expect legal proceedings to result in material losses or we are unable to reasonably estimate the amount of the possible losses. At 31 December 2009, the amount provided for legal provisions was £50m, which is immaterial in the context of total provisions of £590m. We have therefore decided to aggregate the provision with other individually immaterial provisions within Sundry Provisions. We continue to keep the potential disclosure of claims under review and if the amount becomes material, we will separately disclose the amounts together with the narrative disclosures required by IAS 37 regarding the description of the obligation, the uncertainties surrounding the outcome, the timing of the outflows and possible reimbursement.

Note 45. Off-Balance Sheet Arrangements, page 240

6	Please provide an example of the common types of structures used in client intermediation structured transactions and how you concluded that off-balance sheet accounting was appropriate under IFRS. Please specifically address how you concluded you do not have the ability to control the entities. In this regard, tell us the role you play in setting up the structures, all types of fee arrangements, and ongoing roles you play, the decisions you can make, who manages the structures after set up and what happens when events of default occur. Please also address the materiality of these structures, both from a balance sheet and income statement perspective.

Three common forms of client intermediation transactions within Barclays Capital are described below:

(i) Repackaging transactions

An SPE purchases securities, typically Government bonds or bonds issued by highly rated financial institutions, and transforms the return on those assets to match that required by an investor. The investor then purchases a note issued by the SPE, which pays out that required return. The transformation can take the form of a change in currency or frequency of cashflow in simple transactions, or provide additional exposure to credit or equity linked performance in more complex transactions. This is usually achieved using a derivative instrument transacted between the SPE and Barclays.

The repackaging business is generally transacted via multi-cell companies, where the relevant entity is divided into a number of legally ring-fenced cells – one for each transaction. This enables each investor to gain exposure to the performance of the assets of a particular cell, but not to that of other cells.

Set up Barclays sets up the overall legal entity. A new ring-fenced cell within that entity is created through the documentation of each new transaction.

Fee arrangements Typically none. Barclays return is the spread received on the derivative.

Ongoing role Barclays role with the cell after its initial creation is as derivative counterparty, to provide the investor with its required return.

Decision-making and management Typically none.

Mr M Seaman

Securities and Exchange Commission

Appendix

Events of default The derivative typically has the first claim on the cell’s assets in the event of default and, as such, the investor is exposed to the first-loss.

Consolidation analysis Each legally ring-fenced cell is treated as a separate entity for accounting purposes and consolidation is assessed in accordance with the requirements of SIC-12 ‘Consolidation – Special Purpose Entities’ due to activities being largely pre-determined at inception. Barclays does not typically consolidate the cells on the basis that:

•	there are no management decisions taken post-inception that would have a significant impact on the amounts received by parties with an interest in the cell;

•	the cell does not conduct its activities on behalf of the business needs of Barclays; and

•	the investors are exposed to the majority of the risks and rewards of the activities and assets of the cell.

Materiality Since Barclays typically has first claim on the cell’s assets, its exposure is very similar to that resulting from derivatives transacted with other types of counterparty. On that basis, we do not separately collate details of exposures with these multi-cell companies.

(ii) Loan Total Return Swaps

Barclays establishes an SPE to purchase loans (or bonds in certain portfolio transactions), either on a portfolio or single asset basis for individual clients. Barclays provides funding to the SPE in the form of a variable funding note and the client absorbs all of the risks and rewards of the underlying loans through a Total Return Swap (TRS) referencing the SPE’s assets that is transacted with Barclays.

As in the repackaging business, the loan TRS business is generally transacted via multi-cell companies, where an entity is established consisting of a shell company and a number of legally ring-fenced cells.

Set up Barclays sets up the overall legal entity. A new ring-fenced cell within that entity is created through the documentation of each new transaction.

Fee arrangements Typically none. Barclays income is the spread charged for the funding provided.

Ongoing role Barclays ongoing involvement with the cell is the provision of financing via the variable funding note.

Decision-making and management The loans held by the cell are serviced and reported on by a third party trustee. The original selection of assets and their on-going management is performed either by the client, or by an Investment Manager appointed by the client, in accordance with pre-determined portfolio criteria. The terms of the note typically provide Barclays with a protective right to veto the selection of assets proposed by the client or the third party Investment Manager in certain circumstances (for example, if investment criteria or minimum collateral requirements would not be met).

Events of default If a loan held by the cell defaults, the client, or Investment Manager, will continue to manage the assets in the cell with all credit losses absorbed by the client via its TRS. If the client defaults on its obligations under the TRS, the transaction terminates, with the proceeds from the sale of the loans and the collateral margin held on the TRS firstly applied to repay Barclays variable funding note in full and the remaining balance returned the client.

Mr M Seaman

Securities and Exchange Commission

Appendix

Consolidation analysis Each legally ring-fenced cell is treated as a separate entity for accounting purposes and is assessed for consolidation under SIC-12, due to their activities largely being pre-determined at inception. Since the client is exposed to the risks and rewards of the assets of the cell, whose activities are conducted solely on behalf of that client, Barclays does not consolidate such cells.

Materiality As at 31 December 2009 Barclays had approximately £2.2bn of such notes outstanding and the business reported profit for the year ended 31 December 2009 of approximately £17m.

(iii) Market access transactions

In market access transactions, the client will wish to gain exposure to a particular asset, but is unable to do so directly – often because it lacks the ability to access the relevant market. As such, Barclays will purchase the asset and pass on the exposure to the client, usually in derivative or note form.

Generally, Barclays will recognise the relevant asset on its balance sheet, with an offsetting liability representing its transaction with the client. However, in some instances the client transaction meets the “pass-through” requirements set out in paragraph 19 of IAS 39, such that Barclays derecognises the underlying asset.

Set up There is no structure as such and no additional entities are involved.

Fee arrangements Typically none. Barclays return in such instances typically consists of a fixed spread received over the term of the arrangement.

Ongoing role Barclays ongoing role is to hold the asset and act as counterparty on the derivative or note.

Decision-making and management None.

Events of default The client absorbs any credit loss on the relevant asset via its derivative or note with Barclays. If the client receives it exposure under a derivative with Barclays and were to default on its obligations, then Barclays holds the asset as collateral.

Consolidation analysis None.

Materiality Since Barclays is not interested in the performance of the asset, details of such assets are not collated.